EXHIBIT 99.1

Brookfield Corporation Announces Renewal of Normal Course Issuer Bid for Preferred Shares

BROOKFIELD, NEWS, Aug. 18, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) (“Brookfield” or “the company”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made on the open market through the facilities of the TSX and/or alternative Canadian trading systems. The period of the normal course issuer bid will extend from August 22, 2023 to August 21, 2024, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased or such other price as may be permitted. All Preferred Shares acquired by Brookfield under this bid will be cancelled.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and outstanding sharesˆ	Public float	Average daily trading volume²	Maximum number of shares subject to purchase³
					Total Daily
Series 2	BN.PR.B	10,220,175	10,220,175	5,043	1,022,018	1,260
Series 4	BN.PR.C	3,983,910	3,983,910	2,342	398,391	1,000
Series 13	BN.PR.K	8,792,596	8,792,596	7,227	879,260	1,806
Series 17	BN.PR.M	7,840,204	7,840,204	2,753	784,020	1,000
Series 18	BN.PR.N	7,681,088	7,681,088	2,762	768,109	1,000
Series 24	BN.PR.R	10,808,027	10,808,027	5,654	1,080,803	1,413
Series 26	BN.PR.T	9,770,928	9,770,928	4,981	977,093	1,245
Series 28	BN.PR.X	9,233,927	9,233,927	3,344	923,393	1,000
Series 30	BN.PR.Z	9,787,090	9,787,090	6,116	978,709	1,529
Series 32	BN.PF.A	11,750,299	11,750,299	6,021	1,175,030	1,505
Series 34	BN.PF.B	9,876,735	9,876,735	6,963	987,674	1,740
Series 36	BN.PF.C	7,842,909	7,842,909	2,529	784,291	1,000
Series 37	BN.PF.D	7,830,091	7,830,091	3,631	783,009	1,000
Series 38	BN.PF.E	7,906,132	7,906,132	5,522	790,613	1,380
Series 40	BN.PF.F	11,841,025	11,841,025	5,989	1,184,103	1,497
Series 42	BN.PF.G	11,887,500	11,887,500	5,267	1,188,750	1,316
Series 44	BN.PF.H	9,831,929	9,831,929	6,375	983,193	1,593
Series 46	BN.PF.I	11,740,797	11,740,797	6,526	1,174,080	1,631
Series 48	BN.PF.J	11,885,972	11,885,972	6,921	1,188,597	1,730
Series 51	BN.PF.K	3,320,486	3,320,486	1,824	332,049	1,000
Series 52	BN.PF.L	1,177,580	1,177,580	663	117,758	1,000

ˆ Calculated as at August 11, 2023.
² Calculated for the six month period ended July 31, 2023.
³ In accordance with TSX rules, any daily repurchases on the TSX with respect to (i) the Series 4, Series 17, Series 18, Series 28, Series 36, Series 37, Series 51 and Series 52 Preferred Shares will be limited to 1,000 of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 4, Series 17, Series 18, Series 28, Series 36, Series 37, Series 51 and Series 52 Preferred Shares) will be limited to 25% of the average daily trading volume on the TSX of the respective Preferred Shares.

As of August 11, 2023, under its current normal course issuer bid that commenced on August 22, 2022 and will expire on August 21, 2023, and which was approved by the TSX, Brookfield has not made any purchases of the Preferred Shares.

Brookfield believes that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase Preferred Shares should they be trading in price ranges that do not fully reflect their value.

Brookfield intends to enter into an automatic share purchase plan on or about the week of September 18, 2023 in relation to the normal course issuer bid. The automatic share purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, the Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934 and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “may”, “intend” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

In particular, the forward-looking information contained in this news release includes statements referring to potential future purchases by Brookfield of its Class A Preference Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield’s control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and related global economic disruptions; (ii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iii) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; and (iv) factors detailed from time to time in the documents filed by Brookfield with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.